September 21, 2007

Patrick C. Henry
Chief Executive Officer
Entropic Communications, Inc.
9276 Scranton Road, Suite 200
San Diego, California 92121

> **Re:** **Entropic Communications, Inc.**
> **Registration Statement on Form S-1**
> **Amended August 31, 2007**
> **File No. 333-144899**

Dear Mr. Henry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1. We note your response to our prior comment 3. Please provide us with copies of the materials you cite and mark them to show where they support your statements about market and technological leadership in your industry.

Our Company, page 1

2. We note your disclosure in response to prior comment 28. However, please clearly and directly disclose your reliance on two companies for "substantially all" of your revenue with at least equal prominence as your reference in this section to your 55 customers. Also, with a view toward clarifying disclosure, please tell us whether each of the potential uses and consumer applications of your product described in this section has contributed an approximately equal portion of your revenue.

If we fail to comply with environmental regulations, page 24

3.   We note your revisions in response to prior comment 11; however:

      a. If the RoHS was effective after July 1, 2006 and you already incurred costs for compliance, it is unclear why the last sentence of this section continues to state that you may be unable to meet the RoHS regulations;

      b. It is unclear which "upcoming requirements" you mean in the first sentence; and

      c. You continue to disclose that other environmental regulations "may" require reengineering. It remains unclear why you are uncertain.

Use of Proceeds, page 38

4.   Please provide the disclosure required by the last sentence of instruction 4 to Regulation S-K item 504.

Capitalization – page 40

5.   Please delete the caption "cash, cash equivalents, and marketable securities" from the capitalization table.

Unaudited Pro Forma Condensed Consolidated Combined Financial Statements, page 45

6.   We see that in addition to the pro forma statements of operations for the year-to-date period ended June 30, 2007 you have presented separate pro forma statements of operations for the first quarter and the second quarter of 2007. Please see in Rule 11-02(c)(2)(i) of Regulation S-X that only the period from the fiscal year end to the most recent interim date should be presented. Please delete the separate pro formas for each of the quarters.

Intellectual Property, page 93.

7.   Please expand your response to prior comment 30 to clarify the scope of the patents that you are not required to license to others.

Executive Compensation, page 100

8.   We note your response to comment 34.   Please more clearly identify the components of the compensation surveys you use. For example, disclose the number of companies in the surveys and the range of revenues those companies generate.

Bonuses, page 87

9.   We note your response to prior comment 41; however, it remains unclear why you cannot provide more specific disclosure. For example, it is unclear how disclosure of prior year's financial goals is likely to cause substantial competitive harm. Likewise, it appears that you could provide more specific information about the design win goals without revealing the customer names that you say are likely to cause substantial competitive harm. Therefore, we reissue prior comments 41 and 46.

10.   We note that your disclosure in response to the second sentence of prior comment 44 cites the prior year bonus percentages. Therefore, please explain the basis for the prior year bonus percentages and explain the reasons for the changes to those percentages for 2007.

11.   We note your response to prior comment 45. However, the instruction you cite indicates that Compensation Discussion and Analysis should cover actions regarding executive compensation taken after the registrant's last fiscal year end. Given your disclosure that you have taken such actions, we reissue the comment. Also, given that you did not grant discretionary bonuses in 2006 and did so in 2007, it appears that a discussion of the 2007 actions would be necessary to fully understand the operation of your compensation program before investing in your company.

Long-term incentives, page 103

12.   We note the disclosure in response to prior comment 37 regarding the equity-based incentives being part of your efforts to make total compensation competitive. Please quantify the extent to which the increased salaries and equity incentives affected compensation relative to the benchmark disclosed.

Policies and Procedures, page 126

13.   We note your response to our prior comment 51. Please clearly disclose that the "audit committee does not apply a set of fixed standards" as you describe in your response.

Principal and Selling Stockholders, page 127

14.   We will continue to evaluate your responses to prior comments 52 and 54 after you provide the requested information.

15.   We note your response to prior comment 53. However, based on the information you provided, we are unable to agree that the terms of the transactions in which the selling stockholders acquired the very shares that they are now offering to the

>   public are not required to be disclosed by Regulation S-K Item 507. Therefore, we reissue the comment.

Exhibits

16.   We note your response to prior comment 68. Please tell us how your rationale for excluding the Arabella agreement is consistent with Regulation S-K Item 601(b)(2).

>   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

>   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

>   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

>   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeanne Bennett at (202) 551-3606 or in her absence, Brian Cascio at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax): Frederick T. Muto, Esq.
Jason L. Kent, Esq.
Charles S. Kim, Esq.